Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 8, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dice Holdings, Inc. Amendment No. 2

Registration Statement on Form S-1 (File No. 333-141876)

Ladies and Gentlemen:

On behalf of Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2” ) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2007.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated June 4, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, Page 1

1.	We note your response to comment 7 in our letter dated May 3, 2007. In addition to the disclosure you cross-reference, please disclose in this section the cash proceeds that the General Atlantic and Quadrangle Group, as well as your directors and executive officers, received or will receive in the aggregate from the 2006 and 2007 dividends and the proceeds of the offering.

Dice Holdings, Inc.

Response to Comment 1

The registration statement has been revised in response to the Staff’s comment. Please see pages 7, 123 and 124 to Amendment No. 2.

Summary of Historical and Pro Forma Combined Consolidated Financial and Other Data, page 9

2.	We note your revised disclosures on pages 13-15 in response to comment 13 in our letter dated May 3, 2007. Specifically, we note your statement that you are presenting Adjusted EBITDA as a liquidity measure. However, in the third bullet on page 14, you state that you also use Adjusted EBITDA to analyze your performance in addition to other performance-related tasks. Please either remove this bullet or present a measure and related disclosure that complies with Item 10(e) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Response to Comment 2

The registration statement has been revised in response to the Staff’s comment to remove the paragraph discussing the Company’s use of Adjusted EBITDA to analyze its performance in addition to other performance related tasks. Please see pages 14 and 78 to Amendment No. 2.

Risk Factors, page 16

Misappropriation or misuse of our intellectual property . . ., page 23

3.	We note your revised disclosure in response to comment 65 in our letter dated May 3, 2007. Please further revise your disclosure to state the business purpose for licensing to third parties various elements of your trademarks, service marks, trade dress, content and similar proprietary rights on a royalty-free basis.

Response to Comment 3

The registration statement has been revised in response to the Staff’s comment. Please see page 23 to Amendment No. 2.

Unaudited Pro Forma Financial Information, page 37

4.	Please remove your presentation of discontinued operations in your pro forma combined condensed statements of operations. Refer to Rule 11-02(b)(5) of Regulation S-X. Such presentation should also be eliminated throughout the Form S-1, such as in the Summary Historical and Pro Forma Combined Consolidated Financial and Other Data.

Dice Holdings, Inc.

Response to Comment 4

The registration statement has been revised in response to the Staff’s comment to remove the presentation of discontinued operations from the Company’s unaudited pro forma combined consolidated statement of operations. Please see pages 39-40 to Amendment No. 2. The Company has informed us that the presentation of discontinued operations remains in the “Summary Historical and Pro Forma Combined Consolidated Financial and Other Data” for the purpose of reporting the effect discontinued operations had on historical results. However, the Company will not include a presentation of discontinued operations in the pro forma columns of such summary when the pro forma columns are completed in a subsequent pre-effective amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

5.	We note that you have included the fair value of acquired businesses as a critical accounting policy in response to comment 32 in our letter dated May 3, 2007. Please revise your disclosure to provide a more detailed explanation regarding your fair valuing of the assets acquired and liabilities assumed. Specifically, state the methods used to fair value the major asset and liabilities categories. Please also include a discussion about the methods used to estimate the useful lives of tangible and definite-lived intangible assets. Finally, please state how the purchase price allocation adjustments impact your consolidated financial statements.

Response to Comment 5

The registration statement has been revised in response to the Staff’s comment. Please see pages 52-53 to Amendment No. 2.

6.	We note your statement, “[i]f the carrying value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recorded.” It is not clear from this statement that you are following the two step goodwill impairment test prescribed in paragraphs 19-22 of SFAS 142. Please revise your policy to ensure that you are complying with the requirements in SFAS 142.

Response to Comment 6

The Company has confirmed that it follows the two step goodwill impairment test prescribed in paragraphs 19-22 of SFAS 142. The registration statement has been revised in response to the Staff’s comment to clarify that the two step goodwill impairment test is used. Please see page 53 to Amendment No. 2.

Dice Holdings, Inc.

7.	We note that for testing goodwill for impairment you are using an operating profit margin of 40% in your discounted cash flow analyses for your DCS Online and Targeted Job Fairs reporting units. Please revise your disclosure to state that the operating profit margin is in line with historical results or to explain why you believe a 40% operating profit margin is obtainable in 2007 and beyond given that for fiscal year 2006 your consolidated operating profit margin is approximately 20%.

Response to Comment 7

The registration statement has been revised in response to the Staff’s comment. Please see page 54 to Amendment No. 2.

8.	Regarding your testing of indefinite-lived intangible assets, we note your statement, “[t]he determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units.” Please revise your disclosure to clarify that when you test your indefinite-lived intangible assets, you are estimating those assets’ fair values and not your reporting units’ fair values.

Response to Comment 8

The registration statement has been revised in response to the Staff’s comment. Please see page 54 to Amendment No. 2.

9.	We note that the significant assumptions used in estimating the fair value of your indefinite-lived intangible assets are the discount rate and revenue growth rates. As such, please also include a sensitivity analysis for your revenue growth rates in addition to the discount rate. Also, please tell us why you do not consider the royalty rate a significant assumption. If the royalty rate is a significant assumption, please include the rate used and a sensitivity analysis of the rate.

Dice Holdings, Inc.

Response to Comment 9

The registration statement has been revised in response to the Staff’s comment. Please see page 54 to Amendment No. 2.

10.	Considering you reversed the valuation allowance recognized in fiscal year 2005 in fiscal year 2006, please quantify the amount of taxable income you must generate to fully realize your deferred assets.

Response to Comment 10

The registration statement has been revised in response to the Staff’s comment. Please see page 55 to Amendment No. 2.

11.	We note your response to comment 34 in our letter dated May 3, 2007. Specifically, we note that you use Monster Worldwide, Inc.’s average historical volatility rate in your Black-Scholes option-pricing model. We further note that you also use five other public companies financial results to estimate the fair value of your common stock. Please tell us why you are not also taking into consideration the average historical volatility rates for these five companies as well as Monster Worldwide, Inc.

Response to Comment 11

The Company has informed us that it did not use the average historical volatility of the five other companies besides Monster Worldwide, Inc. (“Monster”) that were used to estimate the value of its common stock due to one or more of the following limiting factors: (1) the company has no exchange traded options; (2) the company’s exchange traded options trade in very low volumes; or (3) the company’s options have much shorter lives than the Company’s options (12 -18 months). The volatility of options for public companies with low trading volumes was not used because the Company believes the volatility is not statistically reliable due to the gaps in trading. The volatility of options for public companies with shorter lives was not used because the expected volatility should be for the expected term of the option (see paragraph A18d of FAS 123R). Due to these limitations, the volatility of the five other public companies has been found by the Company to be inappropriate for use. Currently, Monster’s options are more actively traded than any of the other comparable companies and Monster’s options have a similar term to the Company’s options, thus providing a reasonable assumption to be used in the Company’s option valuation model.

12.

We note from your response to comment 35 in our letter dated May 3, 2007 that you are using Monster Worldwide, Inc.; Workstream, Inc.; CNET Networks, Inc.; HouseValues, Inc.; ZipRealty, Inc.; and priceline.com in estimating the market multiples for the guideline companies approach to estimating the fair value of your

Dice Holdings, Inc.

common stock. Please revise your disclosure to describe the nature of the products and services offered by these companies and why you believe using these companies provides a reasonable basis for determining the market multiples used to estimate fair value of your common stock.

Response to Comment 12

The registration statement has been revised in response to the Staff’s comment. Please see page 56 to Amendment No. 2.

13.	Please revise your disclosure to state the multiples of revenue, net income and EBITDA used at each of the stock option grant dates during fiscal year 2006 and the beginning of fiscal year 2007 for which the guideline companies approach was used to estimate fair value of the common stock underlying such grants including the weight assigned to each multiple.

Response to Comment 13

The registration statement has been revised in response to the Staff’s comment. Please see page 56 to Amendment No. 2.

14.	We note that you have applied a 20% private company (or marketability) discount, a 10% small business discount, and a 10% discount for the value of preferred to common shares. Please revise your disclosure to (a) explain exactly what the discount is for; (b) list all the factors that support the discount percentages; and (c) explain how you estimated the discount based on those factors.

Response to Comment 14

The Company has informed us that the value of its privately held shares is not directly comparable to the value of publicly traded shares of similar companies common stock due to the fact that its stockholders do not have the same access to trading markets that stockholders of publicly traded companies do. Therefore, the indicated value of the Company must be adjusted downward to reflect this lack of liquidity and trading market.

The Company has informed us that a total discount of 40% for lack of marketability was applied to the valuation of the Company’s stock for the May 2, 2006 and January 31, 2007 option grants. The size of the discount was based on a qualitative assessment of the Company’s facts and circumstances. The value of the Company to which the discount was applied was established using market multiples of a group of the Company’s large, publicly traded peers. The impact of the Company being privately held was not included when developing the market multiples. Qualitative factors examined by the Company when estimating the discount that would be demanded by a hypothetical investor included (i) general private company discounts, (ii) the impact of the greater risk and uncertainty inherent in the Company’s relatively small size and (iii) the difference in value between the outstanding preferred stock and the common stock to be issued upon exercise of the stock options. The aggregate discount selected by the Company is well within the range of discounts observed in published studies and research which have indicated as much as a 50-60% discount is appropriate for restricted stock. Beginning with the March 27, 2007 grant, a total discount of 10% was applied. The discount was reduced from 40% at January 31, 2007 to 10% at March 27, 2007 due to the increasing likelihood of an initial public offering.

Dice Holdings, Inc.

The registration statement has been revised in response to the Staff’s comment. Please see page 56 to Amendment No. 2.

Results of Operations, page 56

15.	We note your response to comment 36 in our letter dated May 3, 2007. While we understand your position for presenting the predecessor and successor periods on a combined basis, we continue to believe such presentation is not appropriate as the combined presentation represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-X and is not comparable. Please note that we generally object to retroactive pro forma presentation of transactions for periods other than the latest year and interim period except in certain circumstances. In some cases, retroactive presentations of pro forma revenues and costs of revenues may be meaningful for discussion of trends in MD&A, but more comprehensive presentations (through operating income, for example) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. In addition, we believe it is more appropriate to disclose and discuss the separate historical results of the predecessor and successor. Please revise your MD&A results of operations discussion as appropriate.

Response to Comment 15

In response to the Staff’s comment, the Company has included additional disclosure on pages 57-58 of the prospectus to indicate the reasons why the Company’s management believes the presentation of the predecessor and successor periods on a combined basis (the “combined 2005 period”) provides useful information to investors regarding the Company’s financial condition and results of operations and to indicate that the Company’s management uses the combined 2005 period when analyzing trends in the business and the Company as a whole. The Company has also included additional disclosure on the effects the purchase accounting adjustments had on the combined 2005 period.

The Company believes that the presentation of the combined 2005 period complies with the requirements of Item 10(e) of Regulation S-K for the following reasons:

•

The tables on pages 59-60 of the prospectus, present the most directly comparable GAAP measure (the predecessor and successor periods), with equal or greater prominence to the non-GAAP measure (the combined 2005 period), as required by Item 10(e)(1)(i)(A) of Regulation S-K;

Dice Holdings, Inc.

•	A reconciliation of the mathematical combination of the predecessor and successor periods is also contained in the tables on pages 59-60, as required by Item 10(e)(1)(i)(B) of Regulation S-K;

•

As noted above, the Company has included disclosure on (i) why management believes the presentation of the combined 2005 period provides useful information to investors regarding the Company’s financial condition and results of operations, as required by Item 10(e)(1)(i)(C) of Regulation S-K and (ii) the additional purposes for which management uses the combined 2005 period, including to analyze business trends, as required by Item 10(e)(1)(i)(D) of Regulation S-K.

Additionally, the Company believes that the presentation of the combined 2005 period does not violate any of the prohibitions related to the use of the non-GAAP financial measures contained in Item 10(e)(1)(ii) of Regulation S-K.

The Company also believes this presentation is consistent with how other companies have presented such information in similar situations, including ExlService Holdings, Inc. (see comment 53 in the Staff’s letter dated December 30, 2004, from Owen Pinkerton and Amendment No. 1 filed on January 31, 2005 (Registration No. 333-121001).

Composition of our Board of Directors, page 93

16.	Please clarify the nature of the amendment that you expect to make to your Amended and Restated Stockholders Agreement upon consummation of this offering.

Response to Comment 16

The registration statement has been revised in response to the Staff’s comment. Please see pages 95-97 and 124-126 to Amendment No. 2.

Compensation Discussion and Analysis, page 95

17.	We note your response to comment 48 in our letter dated May 3, 2007. Please disclose the names in the peer group that the committee analyzes to ensure that the compensation awarded is competitive.

Dice Holdings, Inc.

Response to Comment 17

The registration statement has been revised in response to the Staff’s comment to clarify that the compensation committee did not identify a peer group of companies in 2006. Please see page 99 to Amendment No. 2.

Senior Bonus Plan, page 97

18.	We note your response to comment 52 in our letter dated May 3, 2007. Please disclose the formula by which the bonus pool increases.

Response to Comment 18

The registration statement has been revised in response to the Staff’s comment. Please see page 100 to Amendment No. 2.

19.	Please clarify whether the executives did receive any additional allocation from the bonus pool in 2006 as a result of the qualitative assessment by the Compensation Committee. We understand, based on current disclosure, that any such allocation based on a qualitative assessment would have been in addition to the 158% of the targeted pay contribution that was made as a result of your revenue having exceeded the budgeted target amount.

Response to Comment 19

The registration statement has been revised in response to the Staff’s comment. Please see page 101 to Amendment No. 2.

Principal and Selling Stockholders, page 116

20.	We note your response to comment 58 in our letter dated May 3, 2007. Please also revise the total for all directors and officers as a group in the table.

Response to Comment 20

The registration statement has been revised in response to the Staff’s comment. Please see pages 119-121 to Amendment No. 2.

Stock Based Compensation, page F-22

21.

We note your response and revised disclosures in response to comment 82 in our letter dated May 3, 2007. It remains unclear to us why it is reasonable to adjust the fair value of the Series A convertible preferred stock issued as part of the acquisition of

Dice Holdings, Inc.

eFinancialGroup Limited. In this regard, the incurrence of indebtedness occurred either prior to our in conjunction with the issuance of the Series A convertible preferred stock. As such, we would assume that the fair value of the Series A convertible preferred stock incorporates the additional debt. Furthermore, you are adjusting the fair value for stock options already issued, which we would also assume is already incorporated into determining the fair value of the Series A convertible preferred stock. Please provide us with a detailed explanation of how you concluded that the fair value of common stock was $2,750 per share as of November 1, 2006 and December 5, 2006 based on the fair value of Series A convertible preferred stock of $3,198 per share as of October 31, 2006.

Response to Comment 21

The Company has informed us that after a series of negotiations, the Company and the Board of Directors of eFinancialGroup Limited (“eFG”) agreed on a transaction in which the Company would acquire the stock of eFG in exchange for 20% of the outstanding stock of the combined entity. Subsequently, the Board of Directors of eFG requested that the Company provide a cash price for eFG. The cash amount agreed to was £47,400,000. The ultimate agreement between the Company and the Board of Directors of eFG was for the Company to make a tender offer for eFG’s shares to all of the shareholders of eFG under which the Company would acquire such shares in exchange for a pro rata share of one of the following: (1) cash of £47,400,000, (2) 28,000 shares of the Company’s Series A convertible preferred stock (representing 20% of the combined share issuance based on the Company’s 111,800 Series A convertible preferred stock and 200 shares of the Company’s common stock outstanding at the time), or (3) a combination of 50% cash and 50% of such shares.

Based on the cash the eFG shareholders were willing to accept from the Company and the percentage of the combined entity that the eFG shareholders were willing to accept in exchange for their eFG shares, the Company computed its total enterprise value (on a combined basis) to be approximately $450,000,000, or $3,198 per share of the Company’s Series A convertible preferred stock, calculated at an exchange rate of approximately $1.89 per British pound sterling. The transaction closed on October 31, 2006, whereupon the Company issued 7,820 shares of its Series A convertible preferred stock, and paid approximately $65 million in cash.

During the course of the negotiations between the Company and eFG, it was presumed in the agreement that the amount of the Company’s indebtedness (including indebtedness incurred in connection with the transaction) and the Company’s outstanding employee stock options would not be included in the calculation of relative value.

On November 1, 2006, the Company granted options to the employees of eFG to acquire the Company’s common stock. It was agreed among the Company’s management, eFG management and the Company’s Board of Directors, that the strike

Dice Holdings, Inc.

price of the options granted to eFG employees on that date would be based on the enterprise value of the combined entity, with adjustments to compute the equity value for the impact of the Company’s existing indebtedness and outstanding options. The $450,000,000 enterprise value was reduced by the debt outstanding and the dilutive impact of 13,969 outstanding options. The result was a strike price of $2,750 per share based on diluted shares outstanding of 133,789 (representing the 200 common shares, 119,620 Series A convertible preferred shares and 13,969 outstanding stock options).

In addition to the methodology outlined above, the Company has informed us that if an alternative methodology were employed by the Company to estimate the value of the common stock utilized for the stock options issued on November 1, 2006 such methodology would have resulted in a materially consistent valuation. The alternative methodology reduced the purchase price of the Series A convertible preferred stock issued in connection with the eFG transaction of $3,198 by 10% to compensate for the marketability discount associated with common versus preferred shares. This value was further reduced to give effect to the dilutive impact of the 2006 Dividend, which was not contemplated in negotiations in the eFG Transaction, as well as additional dilution created by the options that were issued on November 1, 2006 resulting in an estimated value of $2,736 per share. The differences between the methodology utilized by the Company and the alternative methodology would not have a material impact on the Company’s financial statements.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3360.

Sincerely,

/s/ Brett D. Nadritch

Brett D. Nadritch, Esq.

cc: Brian P. Campbell, Esq.

Dice Holdings, Inc.

      John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

      Michael Kaplan, Esq.

Davis Polk & Wardwell